Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 14, 2008, relating to the consolidated financial statements of CoBiz Financial Inc. and the effectiveness of CoBiz Financial Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of CoBiz Financial Inc. for the year ended December 31, 2007, (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standard No. 123 (R), Share-Based Payments effective January 1, 2006) and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Denver, Colorado
February 27, 2009